

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2009

John Ballard
Chief Financial Officer
Worldwide Energy and Manufacturing USA, Inc.
408 N. Canal Street
South San Francisco, California 94080

> **Re:** **Worldwide Energy and Manufacturing USA, Inc.**
> **Item 4.02 8-K/A filed on September 1, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for the Period Ended March 31, 2009**
> **File No. 0-31761**

Dear Mr. Ballard:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief